UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g32(b): N/A

GRUPO SUPERVIELLE S.A. ANNOUNCES EXERCISE OF OPTION TO PURCHASE ADDITIONAL SHARES IN CONNECTION WITH ITS FOLLOW-ON EQUITY OFFERING

Buenos Aires, Argentina, September 15, 2017. Grupo Supervielle S.A. (NYSE: SUPV; Bolsas y Mercados Argentinos S.A.: SUPV) (“Grupo Supervielle”) announces that, on September 14, 2017, in connection with its previously announced global offering of Class B shares of Grupo Supervielle, BofA Merrill Lynch, as global coordinator and joint bookrunner, and Itaú BBA and J.P. Morgan, as joint bookrunners, have exercised their option to purchase, at the public offering price of US$4.00 per Class B share, or US$20.00 per American Depositary Share (“ADS”), an additional 14,582,730 Class B shares, which may be represented by ADSs at the option of the international underwriters. Each ADS represents five Class B shares.  The purchase of additional Class B shares is expected to close on September 19, 2017.  As a result of the exercise of such option, an additional 867,267 Class B shares will be sold to existing shareholders pursuant to their exercise of preemptive and accretion rights relating to such option.

A registration statement on Form F-3 and a prospectus relating to the Class B shares and the ADSs have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement is effective.

Copies of the prospectus and prospectus supplement related to the offering in the United States and countries outside of Argentina (the “International Offering”) may be obtained by contacting BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or: dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Broadridge Financial Solutions, Telephone: 1-866- 803-9204, Email: prospectus-eq_fi@jpmchase.com; or Itaú BBA, Attention: Equity Sales Desk, 767 Fifth Avenue, 50th Floor, New York, NY 10153, or 1-212-710-6756. Copies of the registration statement, the prospectus and the prospectus supplement related to the International Offering can be accessed through the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This press release includes statements concerning potential future events involving Grupo Supervielle that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Grupo Supervielle’s business (please see “Risk Factors” in the prospectus supplement relating to the Global Offering and our 2016 Form 20-F filed with the SEC on May 1, 2017). Grupo Supervielle does not undertake to update any forward-looking statements made in this press release to reflect future events or developments. No assurance can be given that the purchase of Class B shares described above will be consummated.

Ana Bartesaghi

Treasurer and Investor Relations Officer

Ana.Bartesaghi@supervielle.com.ar

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 15, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer

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